REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 9, 2006

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza

Mesrutiyet Caddesi No.153

34430 Tepebasi

Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Enclosure:       Press Release dated November 9, 2006—Turkcell Announces Public Offering of Turkcell Shares by Cukurova Group

FOR IMMEDIATE RELEASE

TURKCELL ANNOUNCES PUBLIC OFFERING of TURKCELL SHARES BY
CUKUROVA GROUP

Istanbul, Turkey: November 9, 2006 — Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), (Istanbul: TCELL, NYSE: TKC), announced today that it has filed an automatically effective registration statement on Form F-3 with the U.S. Securities and Exchange Commission in connection with a public offering of 129,393,196 Turkcell’s ordinary shares by the Cukurova Group.

Turkcell will receive no proceeds from this offering. J.P. Morgan Securities Inc. is acting as sole bookrunner.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any shares of Turkcell’s common stock, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus, copies of which may be obtained when available from J.P. Morgan Securities Inc., Chase Distribution & Support Service, 1 Chase Manhattan Plaza, Floor 5B, New York, NY 10081.

The offering is only being made to and directed at persons in member states of the European Economic Area who are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) (“Qualified Investors”). In addition, in the United Kingdom, this press release is addressed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and Qualified Investors who fall within Article 49(2)(a) to (d) of the Order, and (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This press release must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area (including the United Kingdom), by persons who are not Qualified Investors. Any investment or investment activity to which this press release relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons.

J.P. Morgan Securities Ltd., which is authorised and regulated in the United Kingdom by the FSA, is acting for the Cukurova Group in connection with the offering and for no one else. It will not regard any other person as its client (whether or not a recipient of this press release) in relation to the offering and will not be responsible to anyone other than the Cukurova Group for providing the protections afforded to its clients or for providing advice in relation to the offering, the contents of this press release or any matters referred to herein.

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 30.8 million post-paid and pre-paid customers as of September 30, 2006 operating in a three player market with a market share of approximately 62% as of March 31, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 536 operators in 193 countries as of November 8, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,528 million net revenues as of December 31, 2005 and US$3,497million net revenue for the nine months as of September 30, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

For additional information, please contact:

Contact:

Turkcell:
Investors:	Media:
Koray Ozturkler, Investor Relations	Doruk Arbay, Corporate Communications
Tel: +90-212-313-1500	Tel: + 90-212-313-2319
Email: koray.ozturkler@turkcell.com.tr	Email: doruk.arbay@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 9, 2006	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler
Title: Head of Investor Relations

Date: November 9, 2006	By:	/s/ Ferda Atabek
Name:Ferda Atabek
Title: Investor Relations Officer